MINDS, INC.

Unaudited Financial Statements For The Year Ended December 31, 2017

April 25, 2018

MINDS, INC.
BALANCE SHEET
DECEMBER 31, 2017
_____

ASSETS

CURRENT ASSETS

Cash	$	616,595
Accounts Receivable		1,876
Prepaid Expenses		21,884
TOTAL CURRENT ASSETS		640,355
TOTAL ASSETS	$	640,355

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts Payable	14,711
TOTAL CURRENT LIABILITIES	14,711

NON-CURRENT LIABILITIES

Line of Credit	732,517
SAFE Notes	1,036,088
TOTAL NON-CURRENT LIABILITIES	1,768,605
TOTAL LIABILITIES	1,783,316

SHAREHOLDERS' EQUITY

Capital Stock (5,000,000 shares authorized, 2,000,000 shares issued and outstanding. $.001 par value)	2,000
Additional Paid in Capital	291,563
Retained Earnings (Deficit)	(1,436,523)
TOTAL SHAREHOLDERS' EQUITY	(1,142,960)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 640,355

MINDS, INC.
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2017
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Operating Income		
Advertising Revenue	$	110,288
Hosting Revenue		24,557
Consulting Revenue		
Cost of Revenue		(164,155)
Gross Profit		(29,310)
Operating Expense		
Employee Salaries and Benefits		265,781
Contract Labor		125,600
Marketing		41,773
General and Administrative		17,769
Rent		17,217
Professional Services		12,585
Travel		1,623
		482,348
Net Income from Operations		(511,657)
Other Income (Expense)		
State and Local Tax		(673)
Fundraising Expense		(41,444)
Interest Expense		(50,523)
Net Income	$	(604,297)

MINDS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017
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Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$	(604,297)
Change in Accounts Receivable		(1,876)
Change in Prepaid Expenses		16,125
Change in Accounts Payable		3,172
Net Cash Flows From Operating Activities		(586,876)
Cash Flows From Financing Activities		
Change in Line of Credit		163,794
Change in SAFE Notes		1,036,088
Net Cash Flows From Financing Activities		1,199,882
Cash at Beginning of Period		3,596
Net Increase (Decrease) In Cash		613,006
Cash at End of Period	$	616,595

MINDS, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017
_____

Starting Equity (Deficit)	$ (538,656)
Capital Contributions	-
Distributions to Shareholders	-
Net Income	(604,297)
Ending Equity (Deficit)	$ (1,142,960)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Minds, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware and the State of Connecticut. The Company operates an online social networking platform and derives revenue from advertising and hosting content.

The financial statements are prepared on the assumption that the Company will continue as a going concern at least through the end of its next fiscal year. The ability of the Company to continue as a going concern, or to achieve management's objectives, may be dependent on the outcome of the Company's ability to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Advertising Costs

The Company expenses direct advertising costs as incurred.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of the grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Line of Credit

In 2015, the Company entered into an agreement with a related party to provide a line of credit for the Company's use. Credit available under the line may not exceed $1,000,000. The outstanding balance accrues interest at the rate of 8% annually. The line of credit, including any accrued interest, will come due at the earlier of a financing event in excess of $5,000,000, or the sale of the Company.

Income Taxes

The Company is subject tax filing requirements in the federal jurisdiction of the United States. The Company incurred a net operating loss during tax years 2017. Net operating losses may be applied against income in future years to reduce taxes due. Due to management's uncertainty as to the timing and valuation of the benefits associated with net operating loss carryforwards, no allowance has been recognized in the financial statements to account for them. The Company's 2015 federal tax filing will be subject to inspection by the Internal Revenue Service until 2019. The Company's 2016 federal tax filing will be subject to inspection by the Internal Revenue Service until 2020. The Company's 2017 federal tax filing will be subject to inspection by the Internal Revenue Service for four years from the date filed, or the original due date, whichever is later.

The Company is subject to Income Tax in the State of Connecticut. The Company's 2015 Connecticut Income Tax filing will be subject to inspection by that State until expiration of the statutory period of limitations at the end of report year 2019. The Company's 2016 Franchise Tax filing for the State of Connecticut will be subject to inspection until 2020. The Company's 2017 Franchise Tax filing for the State of Connecticut will be subject to inspection until 2021.

The Company is subject to Annual Report and Franchise Tax requirements in the State of Delaware. The Company's 2015 Delaware Franchise Tax filing will be subject to inspection by that State until expiration of the statutory period of limitations at the end of report year 2019. The Company's 2016 Franchise Tax filing for the State of Delaware will be subject to inspection until 2020. The Company's 2017 Franchise Tax filing for the State of Delaware will be subject to inspection until 2021.

NOTE C- SAFE NOTES

In 2017, the Company issued a series of securities under SEC Regulation CF for the purpose of raising operating capital (the "SAFE Notes"). The SAFE Notes are convertible to equity under certain pre-defined circumstances or may be retired upon full repayment at management's discretion. The SAFE Notes are non-interest bearing, unsecured, and carry no fixed repayment schedule.

NOTE D- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE E- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 25, 2018, the date that the financial statements were available to be issued.